UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

IDLE MEDIA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

451681106
(CUSIP Number)

Marcus Frasier
Idle Media, Inc.
216 S. Centre Avenue
Leesport, PA 19533
 (484) 671-2241
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 31, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.
_______________
*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Zoeter, LLC (f/k/a Idle Media, LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 40,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.8%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSON Marcus Frasier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,000,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 46,000,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned.  Such Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

Item 5(a - b) is hereby amended and restated to read as follows:

(a - b)           The aggregate percentage of shares of Common Stock reported owned by the Reporting Persons is based upon 60,746,743 shares outstanding, which is the total number of shares outstanding as of September 25, 2012, as reported in the Issuer’s Form 10 filed with the Securities and Exchange Commission on October 29, 2012.

As of the close of business on February 5, 2013, LLC owned directly 40,000,000 shares of Common Stock, constituting approximately 65.8% of the shares outstanding.  By virtue of the relationships with LLC discussed in further detail in Item 2, Mr. Frasier may be deemed to beneficially own the shares owned by LLC.

As of the close of business on February 5, 2013, Mr. Frasier owned directly options to purchase 6,000,000 shares of Common Stock, representing approximately 9.0% of the shares outstanding.  Of such options, 2,000,000 vested on January 31, 2013 and are exercisable at a price of $0.50 per share, 2,000,000 will vest on January 31, 2014 and are exercisable at a price of $1.00 per share, and 2,000,000 will vest on January 31, 2015 and are exercisable at a price of $2.00 per share.

By virtue of his relationships with LLC discussed in further detail in Item 2, Mr. Frasier may be deemed to have the sole power to vote and dispose of the shares owned directly by LLC.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 5, 2013
(Date)

ZOETER, LLC

By:	/s/ Marcus Frasier
	Name:	Marcus Frasier
	Title:	President

/s/ Marcus Frasier
MARCUS FRASIER